SECUR 13010188 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 65466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
122129
FIRM I.D. NO.

NAME OF BROKER-DEALER: Deson & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Sean Deson 945 Encorvado Street
(No. and Street)

Las Vegas (City) NV (State) 89138 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Deson 917-971-6114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/12/13

2/14/13

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Sean Deson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Deson & Co., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Nevada
County of Clark

1/26/13
Signature

Signed and sworn before me
on 1/26/13 by Sean Deson

President
Title

Notary Public

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
BECKY GONZALES
No: 11-4473-1
My Appointment Expires April 15, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☐ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deson & Co.

Financial Statements

and Supplemental Information

Years ended December 31, 2012 and 2011

with

Report of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors

The Board of Directors
Deson & Co.

We have audited the accompanying statements of financial condition of Deson & Co. (a New York corporation), as of December 31, 2012 and 2011, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Deson & Co. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deson & Co. as of December 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 14, 2013

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Deson & Co.
Statements of Financial Condition
December 31, 2012 and 2011

Assets

	2012	2011
Current assets		
Cash and cash equivalents	$ 161,022	$ 122,225
Prepaid expenses	-	75
Total current assets	161,022	122,300
Furniture and equipment, at cost	20,522	20,522
Less accumulated depreciation	(20,522)	(20,522)
Net furniture and equipment	-	-
Total assets	$ 161,022	$ 122,300

Liabilities and Stockholder's Equity

	2012	2011
Current liabilities		
Accounts payable and accrued liabilities	$ 1,843	$ 1,680
Total current liabilities	1,843	1,680
Stockholder's equity		
Common stock	2,500	2,500
Retained earnings	156,679	118,120
Total stockholder's equity	159,179	120,620
Total liabilities and stockholder's equity	$ 161,022	$ 122,300

See accompanying notes

Deson & Co.

Statements of Operations

Years ended December 31, 2012 and 2011

	2012	2011
Revenues		
Commissions and fees	$ 571,075	$ 350,467
Reimbursed expenses	5,284	8,093
Total revenues	576,359	358,560
Expenses		
Regulatory fees and taxes	4,301	1,110
Vehicle and travel expenses	14,488	10,405
Professional fees	352,148	187,979
Data services, communications and other charges	3,764	923
Compensation and benefits	4,694	4,765
Rent, office and other expenses	113,405	47,707
Total expenses	492,800	252,889
Net income	$ 83,559	$ 105,671

See accompanying notes

Deson & Co.

Statements of Stockholder's Equity

Years ended December 31, 2012 and 2011

	Common stock	Retained earnings	Total stockholder's equity
Balances, December 31, 2010	$ 2,500	$ 14,949	$ 17,449
Distributions to stockholder	-	(2,500)	(2,500)
Net Income	-	105,671	105,671
Balances, December 31, 2011	2,500	118,120	120,620
Distributions to stockholder	-	(45,000)	(45,000)
Net income	-	83,559	83,559
Balances, December 31, 2012	$ 2,500	$ 156,679	$ 159,179

See accompanying notes

Deson & Co.
Statements of Cash Flows
Years ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities		
Net income	$ 83,559	$ 105,671
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in prepaids	75	-
Increase in accounts payable	163	180
Net cash provided by operating activities	83,797	105,851
Cash flows from financing activities		
Distributions to stockholder	(45,000)	(2,500)
Net increase in cash and cash equivalents	38,797	103,351
Cash and cash equivalents, beginning of year	122,225	18,874
Cash and cash equivalents, end of year	$ 161,022	$ 122,225

See accompanying notes

Note 1 - Description of operations and significant accounting policies

Deson & CO (the Company) was incorporated in New York on January 11, 1999. In 2004 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is currently a member of the Financial Industry Regulation Authority ("FINRA").

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all temporary investments to be cash or cash equivalents. The Company maintains its cash balances in a large financial institution located in New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Estimated Fair Value of Financial Instruments
Accounting principles generally accepted in the United States require the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values; as such financial instruments are short-term in nature or bear interest at current market rates.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collectability. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance.

Note 1 - Description of operations and significant accounting policies (continued)

Property and equipment
Property and equipment are recorded at cost. Depreciation is computed using the accelerated methods, including bonus first year amounts, over an estimated useful life of five years. The Company generally capitalizes additions of $1,000 or more.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company is not subject to federal taxes on income. Instead, the stockholder includes his respective share of the Company's taxable income in his individual income tax return.

The Company has adopted accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2009 to 2012 are open for examination by the Internal Revenue Service.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Transactions with affiliated companies

The Company utilizes services and business facilities in common with other companies owned or managed by its stockholder. The Company pays for its estimated share of common costs.

Deson & Co.
Notes to Financial Statements
December 31, 2012

Note 3 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

At December 31, 2012, the Company had net capital, as defined under the Rule, of $159,179, which exceeded the minimum requirement of $5,000 by $154,179. The Company's aggregate indebtedness, as defined under the Rule, was $1,843.

Note 4 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through January 14, 2013, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2012 that required recognition or disclosure in such financial statements.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Deson & Co.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2012

Balance, December 31, 2011	$ -
Increases (decreases)	-
Balance, December 31, 2012	$ -

Deson & Co.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2012

Net Capital	
Total stockholder's equity	$ 159,179
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Accounts receivable	-
Prepaid expenses	-
Furniture and equipment	-
Net capital	$ 159,179
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ 1,843
Computation of Basic Net Capital Requirement	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ 231
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 154,179
Percentage of aggregate indebtedness to net capital	00.01%

Deson & Co.
Reconciliation Pursuant to Rule 17a-5(d) (4) of the Securities Exchange Act of 1934
December 31, 2012

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2012

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Deson & Co.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Deson & Co.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2012

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
&BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Deson & Co.

In planning and performing our audit of the financial statements of Deson & Co. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of December 31, 2012, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 14, 2013

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Applying Agreed-Upon Procedures Related to the Securities Investor Protection Corporation Assessment Reconciliation

Board of Directors
Deson & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7, "General Assessment Reconciliation" to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Deson & Co. (the Company), the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc. (FINRA), SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) in their regulation of registered brokers and dealers, solely to assist you and the other specified parties in evaluating the compliance by the Company with the applicable instructions of Form SIPC-7. The management of the Company is responsible for the compliance by the Company with those requirements. We conducted this agreed-upon procedures engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which the parties specified in this report requested this report or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment on Form SIPC-7 with the cash disbursements records of the Company, noting no differences;
2. Compared the amounts reported on SEC Form X-17A-5 Part II for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012, noting no differences; and
3. Noted that there were no adjustments reported on Form SIPC-7.

The Company did not engage us to, and we did not conduct, an examination, the objective of which would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that we would have reported to you.

We intend this report solely for the information and use of the parties listed above. We do not intend this report for anyone other than the specified parties and no one other than the specified parties should use this report.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
January 14, 2013

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31, 2012

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1441.00

B. Less payment made with SIPC-6 filed (exclude interest) (1176.00)

7-15-12

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 265.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 265.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 265.00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2012 and ending 12-31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$576,359.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	576,359.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$576,359.00
2e. General Assessment @ .0025	$1441.00 (to page 1, line 2.A.)

Deson & Co.
Financial Statements
and Supplemental Information
Years ended December 31, 2012 and 2011
with
Report of Independent Auditors

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Certified Public Accountants